STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
July ~~26,~~29, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick Scott

Re:            CitizensSelect Funds (the "Fund")
                     File Numbers: 811-21035; 333-82876

Ladies and Gentlemen:
Below is a revised and restated response letter, marked to show changes from the letter filed as correspondence on July 26, 2016.
On behalf of the above-referenced Fund, on or about July ~~28,~~29, 2016 we plan to file with the Securities and Exchange Commission (the "Commission")~~,~~ pursuant to Rule 497 under the Securities Act of 1933, as amended (the "Securities Act"), ~~and the Investment Company Act of 1940, as amended,~~the definitive versions of the prospectuses (the "Prospectuses") of an existing series of the Fund—Dreyfus Institutional Preferred Treasury Securities Money Market Fund (the "Definitive Prospectuses").  The filing will be marked to show changes from the versions of the Prospectuses filed as part of Post-Effective Amendment No. 26 (the "Amendment") to the ~~Registrant~~Fund's Registration Statement on Form N-1A (the "Registration Statement")~~.  The Amendment will relate to~~ filed with the Commission on July 28, 2016.  The Definitive Prospectuses will incorporate comments to the Prospectuses included as part of Post-Effective Amendment No. 24 ("Amendment No. 24") to the Registration Statement, filed with the Commission on June 2, ~~2016 for the purpose of incorporating various share class changes to an existing series of the Fund—Dreyfus Institutional Preferred Treasury Securities Money Market Fund.The Amendment will be filed in order to respond to comments~~2016, that were provided telephonically by Patrick Scott of the staff (the "Staff") of the Commission ~~on Amendment No. 24 that were provided~~ to the undersigned ~~by Patrick Scott of the Staff via telephone on July 15, 2016, to file certain exhibits, including the consent of the Fund's independent registered public accounting firm, and to make certain other revisions.  The Registrant's Tandy certification was filed with Amendment No. 24.The prospectuses and~~on July 15 and 28, 2016.  Staff comments relating to the statement of additional information ("SAI") included ~~in the Amendment will be marked to indicate changes from the versions filed as part of~~as part of Amendment No. 24, and certain of the comments on the Prospectuses, were addressed in the Amendment.  The Amendment, in relevant part, was marked to show changes from Amendment No. 24.  The Fund's Tandy representation was filed with Amendment No. 24.
For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.
Prospectus—Applicable to All Classes
Fund Summary—Fees and Expenses
1.
Staff Comment:  Footnote * to the fee table describes an agreement by The Dreyfus Corporation ("Dreyfus") to pay all of the fund's expenses (subject to certain listed exceptions, including fees and expenses of the non-interested board members and their counsel) and to reduce its fee in an amount equal to the fund's allocable portion of the fees and expenses of the non-interested board members and their counsel.  Please include the required disclosure of the period for which these arrangements are expected to continue, including the expected termination date (which must be no less than one year from the effective date of the Amendment), and briefly describe how and under what circumstances the arrangements may be terminated, as per Instruction 3(e) to Item 3 of Form N-1A.  Please also revise the introduction to the Example to clarify that the expense payment and fee reduction arrangements are only reflected in the Example for the term of the arrangements.

Response:  The Fund is what is commonly referred to as a "unitary fee" fund.  Dreyfus'~~s~~ agreement to pay all of the fund's expenses (subject to certain listed exceptions, including fees and expenses of the non-interested board members and their counsel) and to reduce its fee in an amount equal to the fund's allocable portion of the fees and expenses of the non-interested board members and their counsel is contained within the fund's investment management agreement pursuant to Section 15(a) of the 1940 Act.  Accordingly, there is no termination date.
Since there is no termination date, the expense payment and fee reduction arrangements will continue to be reflected in each period of the Example without additional disclosure.
Fund Summary—Principal Investment Strategy
2.
Staff Comment:  Please revise the last sentence of the paragraph to state that the fund "normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in U.S. Treasury securities" and make conforming changes to the disclosure in Fund Details—Goal and Approach.

Response:  ~~We believe that adding "net assets, plus any borrowings for investment purposes," would render the prospectus disclosure overly technical and potentially be confusing to investors.  The current disclosure is in "plain English"—the Fund does not borrow for investment purposes and its net assets do not differ materially from its total assets.  Pursuant to Rule 35d-1 under the 1940 Act, the Fund has adopted a policy to invest, "under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes . . . , in [U.S. Treasury securities]," and this policy, which the Fund complies with, is disclosed in the Fund's SAI on page II-42 in the section entitled "Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names—Names."~~The requested changes will be made in the Definitive Prospectuses.
3.	Staff Comment: Please confirm whether the Fund invests in repurchase agreements collateralized solely by U.S. Treasury securities.
Response:  We have confirmed with Fund management that the Fund does not invest in repurchase agreements.
Fund Summary—Performance
4.
Staff Comment:  Please remove calendar year 2016 from the bar chart providing year-by-year total return information and use December 31, 2015 as the "as of" date for the table providing average annual total returns.

Response: The requested changes ~~will be~~were made in the Amendment.
Back Cover
5.
Staff Comment:  Please place the SEC file number at the bottom of the page and reduce the font size.  Per Form N-1A Item 1(b)(4), include "[t]he Fund's Investment Company Act file number on the bottom of the back cover page in type smaller than that generally used in the prospectus (e.g., 8-point modern type)."

Response:  The requested change ~~will be~~was made in the Amendment.
Prospectus—Institutional Class
Fund Summary—Performance; Financial Highlights
6.
Staff Comment:  The performance information provided in response to Form N-1A Item 4 is for the Fund's Hamilton shares, and the financial highlights information provided in response to Form N-1A Item 13 is for the Fund's Institutional shares.  Please revise either the performance information or the financial highlights so that information is provided for the same share class.  Please also clarify that the financial highlights information provided for the Fund's Institutional shares has been audited by an independent registered public accounting firm.

Response:  We do not believe the financial statements for the Hamilton shares can be shown as representative of, or a proxy for, the Institutional shares.  This is different than presenting the performance of another share class, which is permitted by Instruction 3(b) to Form N-1A Item 4(b)(2).  Accordingly, we respectfully decline to incorporate the Staff's comment regarding the substitution of the Hamilton shares financial highlights for the Institutional shares financial highlights.  The financial highlights information provided for the Fund's Institutional shares has been audited by Ernst & Young LLP, an independent registered public accounting firm, which is noted in the third sentence of the first paragraph of Fund Summary—Financial Highlights.
SAI
7.	Staff Comment: The SAI must be filed; it may not be incorporated by reference.
Response:  The SAI ~~will be~~was filed in the Amendment.
Part C
8.	Staff Comment: Pursuant to Rule 411(d) under the Securities Act, the applicable SEC file number should be included with respect to each exhibit that is incorporated by reference.
Response:  The applicable SEC file numbers ~~will be~~were included in the Amendment.
*    *    *    *    *
We hope the Staff finds that this letter is responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6638.
Very truly yours,

/s/ Lauren Connolly
Lauren Connolly

cc:            Janna Manes